

April 28, 2014

Via E-mail
Evgenia Gonikman
Chief Executive Officer
Merecot Corp.
616 Corporate Way, Suite 2-6621
Valley Cottage, NY 10989

  Re: Merecot Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 11, 2014
    File No. 333-194145

Dear Ms. Gonikman:

  We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2014.

Description of our Business

Employees, page 24

1. Your statement that you have only one employee appears to be inconsistent with your disclosure on page 26 that Ms. Konevetsky currently spends up to five hours a week on the operations of your company. Please advise or revise.

Management's Discussion and Analysis

Results of Operations from Inception on June 21, 2013 to December 31, 2013, page 26

2. We note your response to prior comment 13. Please revise your disclosure in this section to disclose that the revenue you earned during this fiscal period was from Salon Victoria or advise.

Certain Relationships and Related Party Transactions, page 29

3. Your disclosure that the loan from Ms. Gonikman is unsecured is inconsistent with paragraph 2 of the loan agreement filed as Exhibit 10.3. Please advise or revise.

Security Ownership of Certain Beneficial Owners and Management, page 29

4.   We note that the beneficial ownership table is based upon your common stock outstanding as of February 24, 2014. Please revise to furnish the information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

        If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC